Puxin Limited Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

BEIJING, March 5, 2020 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial and Operational Highlights

•	Net revenues were RMB859.3 million (US$123.4 million), an increase of 61.7% from RMB531.4 million in the fourth quarter of 2018.
•	Operating loss was RMB93.8 million (US$13.5 million), a decrease of 43.4% from RMB165.9 million in the fourth quarter of 2018.
•	Adjusted operating loss[1] was RMB84.2 million (US$12.1 million), a decrease of 30.3% from RMB120.7 million in the fourth quarter of 2018.
•	Net loss attributable to Puxin Limited was RMB108.8 million (US$15.6 million), a decrease of 54.6% from RMB239.7 million in the fourth quarter of 2018.
•	Adjusted net loss attributable to Puxin Limited[2] was RMB92.5 million (US$13.3 million), a decrease of 41.8% from RMB158.9 million in the fourth quarter of 2018.
•	Adjusted EBITDA[3] was RMB(51.8) million (US$(7.5) million), compared to RMB(95.4) million in the fourth quarter of 2018.
•	Student enrollments increased by 67.5% to 872,950 from 521,161 in the fourth quarter of 2018.

Fiscal Year 2019 Financial and Operational Highlights

•	Net revenues were RMB3,104.0 million (US$445.9 million), an increase of 39.3% from RMB2,228.1 million in 2018.
•	Operating loss was RMB357.5 million (US$51.4 million), a decrease of 44.0% from RMB638.7 million in 2018.
•	Adjusted operating loss was RMB127.1 million (US$18.3 million), a decrease of 51.8% from RMB263.8 million in 2018.
•	Net loss attributable to Puxin Limited was RMB518.5 million (US$74.5 million), a decrease of 37.8% from RMB833.4 million in 2018.
•	Adjusted net loss attributable to Puxin Limited was RMB183.5 million (US$26.4 million), a decrease of 43.7% from RMB325.8 million in 2018.
•	Adjusted EBITDA was RMB(14.3) million (US$(2.1) million), compared to RMB(173.3) million in the fourth quarter of 2018.
•	Student enrollments increased by 55.6% to 2,872,025 from 1,846,349 in 2018.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “2019 was a very inspiring year for the education industry. Following the Online-Merge-Offline ("OMO") trend in after-school tutoring market, Puxin has put forth significant efforts in both online and offline markets. In the offline space, we have not only re-engaged mergers and acquisitions ("M&As") activities, but we have also leveraged Puxin Business System’s capabilities to maintain the high organic growth rate for our K-12 business. Our online business has been developing quickly benefiting from our investments in technologies and personnel. Our belief, ‘online teaching and offline tutoring,’ has been widely acknowledged by students and parents alike – total student enrollments grew 55.6% to 2.87 million. Looking ahead, Puxin has faith to provide higher quality education services to Chinese students while consolidating the domestic market."

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

Adjusted net loss attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[3]

EBITDA is a non-GAAP financial measure, which is defined as net loss excluding depreciation, amortization, interest expense, interest income and income tax expenses; adjusted EBITDA is a non-GAAP financial measure, which is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax expenses, share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Mr. Peng Wang, Chief Financial Officer of Puxin, added, “We are pleased to announce that the fourth quarter earnings continue to be very encouraging. Net revenues this quarter increase by 61.7% year-over-year and gross profit margin once again exceeded 45%. Specifically, in the fourth quarter of 2019, net revenues of K-12 tutoring services and study-abroad tutoring services impressively grew at 95.3% and 18.8% year-over-year. In 2019, the triple-engine strategy which combined organic growth, M&As and OMO, enabled Puxin to secure a 39.3% year-over-year increase in net revenues to RMB3,104.0 million. Puxin Online School, our strategic project of online K-12 group class courses initiated in November 2018, has achieved substantial development in 2019. Marching into 2020, we will continue to further develop the three business lines in a sustainable manner while leveraging our operational expertise.”

Financial Results for the Fourth Quarter of 2019

Net Revenues

Net revenues increased by 61.7% to RMB859.3 million (US$123.4 million) from RMB531.4 million in the fourth quarter of 2018. This increase was primarily driven by increases in student enrollments. Student enrollments increased by 67.5% from 521,161 in the fourth quarter of 2018 to 872,950 in the same period of 2019. K-12 tutoring, study-abroad services and Puxin Online School each contributed 675,512, 15,945 and 181,493 in terms of student enrollments in the fourth quarter of 2019.

Net revenues of K-12 tutoring services increased by 95.3% to RMB581.9 million (US$83.6 million) from RMB297.9 million in the fourth quarter of 2018. Group class, personalized tutoring and full-time tutoring courses contributed net revenues of RMB302.4 million (US$43.5 million), RMB114.8 million (US$16.5 million) and RMB164.7 million (US$23.6 million) in the fourth quarter of 2019, respectively. Both internal organic growth and M&As contributed to the solid revenue achievements in the fourth quarter and full year of 2019.

Net revenues of study-abroad tutoring services increased by 18.8% to RMB277.4 million (US$39.8 million) from RMB233.5 million in the fourth quarter of 2018.

Net revenues of Puxin Online School, providing K-12 tutoring services, were RMB4.4 million (US$0.6 million) in the fourth quarter of 2019.

Cost of Revenues

Cost of revenues increased by 52.3% to RMB466.4 million (US$67.0 million) from RMB306.2 million in the fourth quarter of 2018, primarily due to an increase in teaching staff’s compensation. Cost of revenues, excluding share-based compensation expenses, increased by 52.6% to RMB465.6 million (US$66.9 million) from RMB305.2 million in the fourth quarter of 2018.

Gross Profit and Gross Margin

Gross profit was RMB392.9 million (US$56.4 million), an increase of 74.5% from RMB225.2 million in the fourth quarter of 2018. Gross margin was 45.7%, compared to 42.4% for the same period in 2018.

Operating Expenses

Total operating expenses increased by 24.4% to RMB486.7 million (US69.9 million) from RMB391.1 million in the fourth quarter of 2018.

Selling expenses increased by 33.2% to RMB314.6 million (US$45.2 million) from RMB236.1 million in the fourth quarter of 2018. Selling and marketing expenses, excluding share-based compensation expenses, increased by 36.3% to RMB310.1 million (US$44.5 million) from RMB227.6 million in the fourth quarter of 2018. The increases were primarily due to increases in marketing expense and marketing staff compensation.

General and administrative expenses increased by 11.0% to RMB172.1 million (US$24.7 million) from RMB155.0 million during the same period of 2018. General and administrative expenses, excluding share-based compensation expenses, increased by 40.6% to RMB167.8 million (US$24.1 million) from RMB119.4 million in the fourth quarter of 2018. The increases were primarily due to increases in staff compensation and daily operating expense.

Total share-based compensation expenses allocated to related operating costs and expenses decreased by 78.6% to RMB9.7 million (US$1.4 million) from RMB45.2 million in the fourth quarter of 2018. The decrease was primarily due to the fully vested restricted shares granted in the fourth quarter of 2018 while there were no new restricted shares or options granted in the fourth quarter of 2019.

Operating Loss and Operating Margin

Operating loss was RMB93.8 million (US$13.5 million), a decrease of 43.4% from RMB165.9 million in the fourth quarter of 2018. Operating margin was (10.9)% in the fourth quarter of 2019, compared to (31.2)% for the same period in 2018.

Operating loss of K-12 tutoring services decreased by 36.4% to RMB28.2 million (US$4.1 million) from RMB44.4 million in the fourth quarter of 2018 while operating margin improved to (4.9)% from (14.9)%. Operating loss of study-abroad services decreased by 46.0% to RMB65.6 million (US$9.4 million) from RMB121.5 million in the fourth quarter of 2018 while operating margin improved to (23.7)% from (52.0)%.

Adjusted operating loss was RMB84.2 million (US$12.1 million), a decrease of 30.3% from RMB120.7 million in the fourth quarter of 2018.

Adjusted operating margin4 was (9.8)%, compared to (22.7)% in the same period of the prior year.

Net Loss

Net loss attributable to Puxin Limited was RMB108.8 million (US$15.6 million), a decrease of 54.6% from RMB239.7 million during the fourth quarter of 2018. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB1.26 (US$0.18), compared to RMB2.92 during the same period of 2018.

Adjusted net loss attributable to Puxin Limited was RMB92.5 million (US$13.3 million), a decrease of 41.8% from RMB158.9 million during the fourth quarter of 2018. Adjusted basic and diluted net loss per ADS attributable to Puxin Limited5 was RMB1.06 (US$0.15), compared to RMB1.94 during the same period of 2018.

EBITDA

EBITDA was RMB(68.1) million (US$(9.8) million), compared to RMB(176.2) million in the fourth quarter of 2018.

EBITDA of K-12 tutoring services was RMB(11.1) million (US$(1.6) million), compared to RMB(49.5) million in the fourth quarter of 2018.

EBITDA margin6 was (7.9)% in the fourth quarter of 2019, compared to (33.2)% in the same period in 2018.

Adjusted EBITDA was RMB(51.8) million (US$(7.4) million), compared to RMB(95.4) million in the fourth quarter of 2018.

Adjusted EBITDA margin7 was (6.0)%, compared to (18.0)% in the same period in 2018.

Financial Results for the Fiscal Year 2019

Net Revenues

Net revenues increased by 39.3% to RMB3,104.0 million (US$445.9 million) from RMB2,228.1 million in 2018. This increase was primarily driven by increases in student enrollments. Student enrollments increased by 55.6% from 1,846,349 in 2018 to 2,872,025 in 2019. K-12 tutoring, study-abroad services and Puxin Online School each contributed 2,606,787, 72,174 and 193,064 in terms of student enrollments in 2019.

Net revenues of K-12 tutoring services increased by 64.4% to RMB1,943.9 million (US$279.2 million) from RMB1,182.4 million in 2018. Group class, personalized tutoring and full-time tutoring courses contributed net revenues of RMB1,103.6

[4]

Adjusted operating margin is a non-GAAP financial measure, which is defined as adjusted operating loss divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[5]

Adjusted basic and diluted net loss per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[6]

EBITDA margin is a non-GAAP financial measure, which is defined as EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[7]

Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

million (US$158.5 million), RMB553.7 million (US$79.6 million) and RMB286.6 million (US$41.1 million) in 2019, respectively.

Net revenues of study-abroad tutoring services increased by 10.9% to RMB1,160.1 million (US$166.7 million) from RMB1,045.7 million in 2018.

Net revenues of Puxin Online School, providing K-12 tutoring services, were RMB16.5 million (US$2.4 million) in 2019.

Cost of Revenues

Cost of revenues increased by 31.1% to RMB1,629.4 million (US$234.1 million) from RMB1,242.9 million in 2018. Cost of revenues, excluding share-based compensation expenses, increased by 31.4% to RMB1,625.1 million (US$ 233.4 million) from RMB1,236.5 million in 2018.

Gross Profit and Gross Margin

Gross profit was RMB1,474.5 million (US$211.8 million), an increase of 49.7% from RMB985.2 million in 2018. Gross margin was 47.5%, compared to 44.2% in 2018.

Operating Expenses

Total operating expenses increased by 12.8% to RMB1,832.1 million (US$263.2 million) from RMB1,624.0 million in 2018.

Selling expenses increased by 27.8% to RMB1,083.8 million (US$155.7 million) from RMB848.1 million in 2018. Selling and marketing expenses, excluding share-based compensation expenses, increased by 29.6% to RMB1,061.9 million (US$152.5 million) from RMB819.2 million in 2018.

General and administrative expenses decreased by 3.6% to RMB748.3 million (US$107.5 million) from RMB775.9 million in 2018. General and administrative expenses, excluding share-based compensation expenses, increased by 24.7% to RMB544.0 million (US$78.1 million) from RMB436.2 million in 2018.

Total share-based compensation expenses allocated to related operating costs and expenses decreased by 38.5% to RMB230.4 million (US$33.1 million) from RMB375.0 million in 2018.

Operating Loss and Operating Margin

Operating loss decreased by 44.0% to RMB357.5 million (US$51.4 million) from RMB638.7 million in 2018. Operating margin was (11.5)% in 2019, compared to (28.7)% in 2018.

Operating loss of K-12 tutoring services decreased by 49.3% to RMB119.9 million (US$17.3 million) from RMB236.6 million in 2018 and operating margin improved to (6.2)% from (20.0)%. Operating loss of study-abroad services decreased by 40.9% to RMB237.6 million (US$34.1 million) from RMB402.1 million in 2018 and operating margin improved to (20.5)% from (38.5)%.

Adjusted operating margin was (4.1)%, compared to (11.8)% in 2018.

Net Loss

Net loss attributable to Puxin Limited decreased by 37.8% to RMB518.5 million (US$74.5 million), compared to RMB833.4 million in 2018. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB6.06 (US$0.88), compared to RMB11.56 in 2018.

Adjusted net loss attributable to Puxin Limited was RMB183.5 million (US$26.4 million), compared to RMB325.8 million in 2018. Adjusted basic and diluted net loss per ADS attributable to Puxin Limited was RMB2.14 (US$0.31), compared to RMB4.52 in 2018.

EBITDA

EBITDA was RMB(349.3) million (US$50.2 million), compared to RMB(680.9) million in 2018.

EBITDA of K-12 tutoring services was RMB(114.2) million (US$(16.4) million), compared to RMB(256.8) million in 2018.

EBITDA margin was (11.3)% in 2019, compared to (30.6)% in 2018.

Adjusted EBITDA was RMB(14.3) million (US$(2.1) million), compared to RMB(173.3) million in 2018.

Adjusted EBITDA margin was (0.5)%, compared to (7.8)% in 2018.

Cash and Current Bank Balances

As of December 31, 2019, the Company had total cash and cash equivalents and the current portion of restricted cash of RMB606.3 million (US$87.1 million), compared to RMB778.0 million as of December 31, 2018. The current portion of restricted cash consisted primarily of deposits with Chinese commercial banks as collateral for our bank borrowings within one-year term.

Business Outlook

For the first quarter of 2020, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB708.0 million and RMB738.8 million, which represents an increase of 15% to 20% year-over-year. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on March 5, 2020, at 8:00 AM U.S. Eastern Time (or 9:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International: +1-412-902-4272

Mainland China: 4001-201203

US: +1-888-346-8982

Hong Kong: +852-301-84992

Passcode: Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through March 12, 2020 by dialing the following numbers:

International: +1-412-317-0088

US:+1-877-344-7529

Passcode: 10139542

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB 6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating loss, adjusted operating margin, adjusted net loss attributable to Puxin Limited, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, adjusted basic and diluted net loss per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating loss is defined as operating loss excluding share-based compensation expenses; adjusted operating margin is defined as adjusted operating loss divided by net revenues; adjusted net loss attributable to Puxin Limited is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes; EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income and income tax expenses; adjusted EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax expenses, share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes; EBITDA margin is defined as EBITDA divided by net revenues; adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenues; and adjusted basic and diluted net loss per ADS attributable to Puxin Limited are defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Institutional Capital Advisory (ICA)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
ASSETS

Current assets
Cash and cash equivalents	778,006	256,763	36,882
Restricted cash, current portion	-	349,540	50,208
Inventories	9,659	13,311	1,912
Prepaid expenses and other current assets	128,638	117,148	16,827
Loan receivable	-	191,230	27,468

Total current assets	916,303	927,992	133,297

Non-current assets
Restricted cash, non-current portion	40,971	36,727	5,276
Operating lease right-of-use assets	-	1,045,941	150,240
Property, plant and equipment, net	248,801	298,719	42,908
Intangible assets	218,978	264,540	37,999
Goodwill	1,243,817	2,055,922	295,315
Deferred tax assets	3,456	2,199	316
Rental deposit	64,693	75,015	10,775

TOTAL ASSETS	2,737,019	4,707,055	676,126

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB411,196 and RMB930,674 as of December 31, 2018 and 2019, respectively)	436,123	983,715	141,302
Income tax payable of the consolidated VIE without recourse to the Group	15,755	21,248	3,052
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB862,043 and RMB1,195,723 as of December 31, 2018 and 2019, respectively)	876,861	1,205,609	173,175
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB275,893 as of December 31, 2018 and 2019, respectively)	-	276,877	39,771
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB3,199 and RMB254 as of December 31, 2018 and 2019, respectively)	54,493	1,451	208
Bank borrowings of the consolidated VIE without recourse to the Group	106,600	318,600	45,764
Loans payable to third parties (including loans payable to third parties of the consolidated VIE without recourse to the Group of RMB79,500 and RMB292,952 as of December 31, 2018 and 2019, respectively)	79,500	413,838	59,444
Promissory notes, current portion (including promissory notes, current portion of the consolidated VIE without recourse to the Group of RMB190,000 and RMB nil as of December 31, 2018 and 2019, respectively)	361,888	87,023	12,500

Total current liabilities	1,931,220	3,308,361	475,216

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	121,191	101,372	14,561
Deferred tax liabilities of the consolidated VIE without recourse to the Group	71,031	81,969	11,774
Franchise deposits of the consolidated VIE without recourse to the Group	1,763	2,533	364
Operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group	-	693,505	99,616
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2018 and 2019, respectively)	-	87,022	12,500
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2018 and 2019, respectively)	63,942	172,235	24,740

TOTAL LIABILITIES	2,189,147	4,446,997	638,771

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,627,228 shares issued and 165,038,164 and 174,025,810 shares outstanding as of December 31, 2018 and 2019, respectively)	62	62	9
Additional paid-in capital	1,944,325	2,175,652	312,513
Statutory reserve	4,595	7,979	1,146
Accumulated other comprehensive income	68,214	68,707	9,869
Accumulated deficit	(1,469,303)	(1,991,220)	(286,021)

Total Puxin Limited shareholders’ equity	547,893	261,180	37,516
Non-controlling interest	(21)	(1,122)	(161)

TOTAL SHAREHOLDERS’ EQUITY	547,872	260,058	37,355

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	2,737,019	4,707,055	676,126

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2018	2019	2019
	RMB	RMB	USD

Net revenues	531,441	859,319	123,433
Cost of revenues (including share-based compensation expenses of RMB1,015 and RMB818 for the three months ended December 31, 2018 and 2019, respectively)	306,235	466,439	67,000

Gross profit	225,206	392,880	56,433

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB8,555 and RMB4,544 for the three months ended December 31, 2018 and 2019, respectively)	236,125	314,621	45,192
General and administrative expenses (including share-based compensation expenses of RMB35,632 and RMB4,304 for the three months ended December 31, 2018 and 2019, respectively)	155,011	172,098	24,720

Total operating expenses	391,136	486,719	69,912

Operating loss	(165,930)	(93,839)	(13,479)

Interest expense	32,049	17,159	2,465
Interest income	1,124	13,707	1,969
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	35,620	6,622	951

Loss before income taxes	(232,475)	(103,913)	(14,926)
Income tax expenses	7,275	6,084	874

Net loss	(239,750)	(109,997)	(15,800)
Less: Net loss attributable to non-controlling interest	(10)	(1,169)	(168)

Net loss attributable to Puxin Limited	(239,740)	(108,828)	(15,632)

Net loss per share attributable to Puxin Limited
Basic and diluted	(1.46)	(0.63)	(0.09)
Net loss per ADS attributable to Puxin Limited
Basic and diluted	(2.92)	(1.26)	(0.18)

Weighted average shares used in calculating basic and diluted net loss per share	164,121,416	173,989,979	173,989,979

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Net loss	(239,750)	(109,997)	(15,800)

Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	42,089	(4,986)	(716)

Total comprehensive loss	(197,661)	(114,983)	(16,516)
Less: comprehensive loss attributable to non-controlling interest	(10)	(1,169)	(168)

Total comprehensive loss attributable to Puxin Limited	(197,651)	(113,814)	(16,348)

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	USD

Net revenues	2,228,117	3,103,958	445,856
Cost of revenues (including share-based compensation expenses of RMB6,420 and RMB4,352 for the years ended December 31, 2018 and 2019, respectively)	1,242,889	1,629,447	234,055

Gross profit	985,228	1,474,511	211,801

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB28,848 and RMB21,870 for the years ended December 31, 2018 and 2019, respectively)	848,088	1,083,795	155,677
General and administrative expenses (including share-based compensation expenses of RMB339,689 and RMB204,218 for the years ended December 31, 2018 and 2019, respectively)	775,883	748,259	107,481

Total operating expenses	1,623,971	1,832,054	263,158

Operating loss	(638,743)	(357,543)	(51,357)

Interest expense	59,522	70,856	10,178
Interest income	2,826	25,542	3,669
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	131,748	104,589	15,023
Loss on extinguishment of convertible notes	900	-	-

Loss before income taxes	(828,087)	(507,446)	(72,889)
Income tax expenses	5,322	12,188	1,751

Net loss	(833,409)	(519,634)	(74,640)
Less: Net income (loss) attributable to non-controlling interest	2	(1,101)	(158)

Net loss attributable to Puxin Limited	(833,411)	(518,533)	(74,482)

Net loss per share attributable to Puxin Limited
Basic and diluted	(5.78)	(3.03)	(0.44)

Net loss per ADS attributable to Puxin Limited
Basic and diluted	(11.56)	(6.06)	(0.88)

Weighted average shares used in calculating basic and diluted net loss per share	144,157,947	170,903,317	170,903,317

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	USD

Net loss	(833,409)	(519,634)	(74,640)

Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	52,496	493	71

Total comprehensive loss	(780,913)	(519,141)	(74,569)
Less: comprehensive income (loss) attributable to non-controlling interest	2	(1,101)	(158)

Total comprehensive loss attributable to Puxin Limited	(780,915)	(518,040)	(74,411)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2018	2019	2019
	RMB	RMB	USD

Operating loss	(165,930)	(93,839)	(13,479)
Add: Share-based compensation expenses	45,202	9,666	1,388
Adjusted operating loss	(120,728)	(84,173)	(12,091)
Adjusted operating margin	(22.7%)	(9.8%)	(9.8%)

Net loss attributable to Puxin Limited	(239,740)	(108,828)	(15,632)
Add: Share-based compensation expenses	45,202	9,666	1,388
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	35,620	6,622	951
Adjusted net loss attributable to Puxin Limited	(158,918)	(92,540)	(13,293)

Net loss	(239,750)	(109,997)	(15,800)
Add: Income tax expenses	7,275	6,084	874
Depreciation of property, plant and equipment	14,769	23,195	3,332
Amortization of intangible assets	10,545	9,135	1,312
Interest expense	32,049	17,159	2,465
Less: Interest income	1,124	13,707	1,969
EBITDA	(176,236)	(68,131)	(9,786)
EBITDA margin	(33.2%)	(7.9%)	(7.9%)
Add: Share-based compensation expenses	45,202	9,666	1,388
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	35,620	6,622	951
Adjusted EBITDA	(95,414)	(51,843)	(7,447)
Adjusted EBITDA margin	(18.0%)	(6.0%)	(6.0%)
Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(2.92)	(1.26)	(0.18)

Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(1.94)	(1.06)	(0.15)

Weighted average shares used in calculating basic and diluted net loss per share	164,121,416	173,989,979	173,989,979

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	USD

Operating loss	(638,743)	(357,543)	(51,357)
Add: Share-based compensation expenses	374,957	230,440	33,101
Adjusted operating loss	(263,786)	(127,103)	(18,256)
Adjusted operating margin	(11.8%)	(4.1%)	(4.1%)

Net loss attributable to Puxin Limited	(833,411)	(518,533)	(74,482)
Add: Share-based compensation expenses	374,957	230,440	33,101
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	131,748	104,589	15,023
Loss on extinguishment of convertible notes	900	—	—
Adjusted net loss attributable to Puxin Limited	(325,806)	(183,504)	(26,358)

Net loss	(833,409)	(519,634)	(74,640)
Add: Income tax expenses	5,322	12,188	1,751
Depreciation of property, plant and equipment	57,696	77,859	11,184
Amortization of intangible assets	32,749	34,938	5,019
Interest expense	59,522	70,856	10,178
Less: Interest income	2,826	25,542	3,669
EBITDA	(680,946)	(349,335)	(50,177)
EBITDA margin	(30.6%)	(11.3%)	(11.3%)
Add: Share-based compensation expenses	374,957	230,440	33,101
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	131,748	104,589	15,023
Loss on extinguishment of convertible notes	900	—	—
Adjusted EBITDA	(173,341)	(14,306)	(2,053)
Adjusted EBITDA margin	(7.8%)	(0.5%)	(0.5%)
Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(11.56)	(6.06)	(0.88)

Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(4.52)	(2.14)	(0.31)

Weighted average shares used in calculating basic and diluted net loss per share	144,157,947	170,903,317	170,903,317

Note: Each ADS represents two ordinary shares.